Exhibit 99.2

6 April 2021

BURFORD CAPITAL ANNOUNCES CLOSING OF PRIVATE OFFERING OF SENIOR NOTES

Burford Capital Limited (“Burford” or “Burford Capital”), the leading global finance and asset management firm focused on law, today announces the closing on April 5, 2021 of the private offering of $400 million aggregate principal amount of 6.25% senior notes due 2028 (the “Notes”) by its indirect, wholly owned subsidiary, Burford Capital Global Finance LLC. The Notes are guaranteed on a senior unsecured basis by Burford Capital as well as Burford Capital Finance LLC and Burford Capital PLC, both indirect, wholly owned subsidiaries of Burford Capital (such guarantees, together with the Notes, the “Securities”).

Burford Capital intends to use the net proceeds from the offering for general corporate purposes, including the potential repayment or retirement of existing indebtedness.

The Securities have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any other jurisdiction, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration under the Securities Act or any applicable state securities laws. The Securities will be offered only to persons reasonably believed to be “Qualified Institutional Buyers” within the meaning of Rule 144A under the Securities Act or non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act, in each case, who are “Qualified Purchasers” as defined in Section (2)(a)(51)(A) under the U.S. Investment Company Act of 1940.

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

PRIIPs Regulation / Prohibition of sales to EEA retail investors. The securities described in this announcement are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (ii) a customer within the meaning of Directive 2016/97/ EU (the "Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the securities described in this announcement or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities described in this announcement or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of sales to UK retail investors. The securities described in this announcement are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom ("UK"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA"); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the securities described in this announcement or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the securities described in this announcement or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA, THIS ANNOUNCEMENT IS DIRECTED ONLY AT PERSONS WHO ARE "QUALIFIED INVESTORS" WITHIN THE MEANING OF PROSPECTUS REGULATION (EU) 2017/1129 IN SUCH MEMBER STATE, AND SUCH OTHER PERSONS AS THIS DOCUMENT MAY BE ADDRESSED ON LEGAL GROUNDS, AND NO PERSON THAT IS NOT A RELEVANT PERSON OR QUALIFIED INVESTOR MAY ACT OR RELY ON THIS DOCUMENT OR ANY OF ITS CONTENTS. IN THE UK, THIS ANNOUNCEMENT IS DIRECTED ONLY AT PERSONS WHO ARE "QUALIFIED INVESTORS" WITHIN THE MEANING OF PROSPECTUS REGULATION (EU) 2017/1129 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA IN THE UK, AND SUCH OTHER PERSONS AS THIS DOCUMENT MAY BE ADDRESSED ON LEGAL GROUNDS, AND NO PERSON THAT IS NOT A RELEVANT PERSON OR QUALIFIED INVESTOR MAY ACT OR RELY ON THIS DOCUMENT OR ANY OF ITS CONTENTS.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.